August 20, 2009

Ms. Peggy Kim	VIA FEDEX AND EDGAR

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3628

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:	Texas Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 10, 2009
File No. 1-04887

Dear Ms. Kim:

On behalf of Texas Industries, Inc. (the “Company”), I am filing via EDGAR the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A at approximately the same time as this letter is being filed. The Company has the following responses to the SEC staff’s comments contained in its letter to me dated August 18, 2009. The responses are numbered to correspond to the numbers used to designate the staff’s comments in its letter.

General

1.	Please revise the proxy statement and proxy card to indicate that they are “preliminary” copies. Refer to Rule 14a-6(e)(1).

The words “Preliminary Copy” have been added at the top of the letter to shareholders, the proxy statement and the proxy card.

2.	Please confirm to us that you will file the notice of internet availability. Refer to Rule 14a-16(i).

We confirm that our notice of internet availability will be filed with our definitive proxy statement.

3.

Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to

Ms. Peggy Kim

August 20, 2009

contacts made by the Shamrock Activist Value Fund group and the material details of any discussions or correspondence.

We have added the section entitled “Background of Discussions with Shamrock” under Proposal No. 1.

4.	Please identify each of the participants in your solicitation. Refer to Instruction 3 to Item 4 and Item 4(b)(1) of Schedule 14A. In addition, please revise to disclose all of the information required by Item 5(b) of Schedule 14A for each participant, including Item 5(b)(1)(vi), (viii) and (xii) of Schedule 14A.

We have modified the section now entitled “Solicitation Participants, Method and Expenses” starting on page 3 to identify the participants. Information about the participants has been added as Appendix A

Solicitation Expenses, page 3

5.	We note that your employees may solicit proxies. Please describe the class of employees to be so employed. Refer to Item 4(b)(2) of Schedule 14A.

The only two employees who we expect to solicit proxies are our chief executive officer and chief financial officer. The sentence to which you refer has been deleted in favor of the disclosure described under item 4.

6.	Please revise to state both the total estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

This disclosure has been added to the section now entitled “Solicitation Participants, Method and Expenses” starting on page 3.

Proposal No. 1 Election of Directors, page 7

7.	Please revise to clarify that the three nominees are the company’s nominees for election.

This disclosure has been added to “Proposal No. 1” on page 7.

8.	Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

This disclosure has been added to “Proposal No. 1” on page 7.

9.

We note that the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order

Ms. Peggy Kim

August 20, 2009

to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Neither our advance notice bylaw provision nor any other provision would require any advance notice if the Board of Directors nominated a substitute nominee to replace any nominee who becomes unavailable for election.

We confirm that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

10.	We note that Mr. Keith Hughes has been a management consultant to domestic and international financial institutions since 2001. Please describe the name and principal business of any corporation or organization where Mr. Hughes was employed during the past five years. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

Mr. Hughes business as a management consultant has been conducted by him in his individual capacity and not through a corporation or other entity. Consequently, no modification has been made.

Proposal No. 3, Shamrock Shareholder Proposal, page 31

11.	We note that each of the headings to Proposals 3-5 describes the proposal as “Shamrock Shareholder Proposal.” Please revise the headings for Proposals 3-5 to briefly describe each proposal.

The headings of the three Shamrock proposals have been revised as requested, and the table of contents has been appropriately revised.

12.	Please revise to include the language of each resolution proposed by the Shamrock group, or revise to refer to the Shamrock proxy statement which contains the omitted information. Refer to Rule 14a-5(c).

A sentence has been added to the introductory paragraph of each proposal to refer readers to the Shamrock proxy statement.

Ms. Peggy Kim

August 20, 2009

13.	Please revise to address how the proposal will affect the unexpired terms of directors elected to the board at or prior to the upcoming meeting and whether it will disqualify previously elected directors from completing their terms.

In their proposal, Shamrock did not address how their proposal would affect the unexpired terms of incumbent directors. Since the Company’s Board of Directors opposes the proposal, they have not addressed this issue either. It remains to be seen how the issue would be addressed if at some time in the future the Board of Directors declassified itself. Consequently, I have added a sentence to the introductory paragraph of this proposal stating that Shamrock’s proposal does not specify the effect about which you inquired.

14.	At the top of page 32 you state: “[a] classified board ensures that, at any given time, a majority of directors have over one year of experience as directors and solid knowledge of our business.” Please revise to clarify whether this is the case if directors may resign or be removed from the board.

We added an exception to the sentence you identified that clarifies that the statement may not apply in the unlikely event that several directors die, resign or are removed.

15.	On the bottom of page 32 you state that your view is consistent with the testimony of a Harvard Law professor that requiring annual director elections is not clearly supported by evidence or theory. Please revise to identify the professor and provide us supplementally with your support for this statement. Similarly, please further identify the Georgeson and J.P. Morgan reports that you refer to on page 35 and provide us with copies of the RiskMetrics, Georgeson and J.P. Morgan reports to which you refer.

We have added the professor’s name in the discussion you identified and further identified the Georgeson and J.P. Morgan studies. We are providing copies supplementally of the professor’s testimony and the three reports you requested.

Proposal No. 4, Shamrock Shareholder Proposal, page 33

16.	We note that you state that requiring a director to resign “raises complications under Delaware law and may adversely affect our ability to comply with the NYSE listing standards.” Please revise to further describe the effects of the proposal. In addition, please describe how any vacancy by resignation will be filled.

The requested disclosure has been added to the discussion you identified.

Proposal No. 5, Shamrock Shareholder Proposal, page 34

17.	We note that the board reviewed the arguments for and against adopting the plan and that you describe the arguments for adopting the plan. Please also briefly

Ms. Peggy Kim

August 20, 2009

describe the arguments against adoption that the board considered but then rejected.

We have added a sentence on page 37 describing the arguments against adoption of a plan that the board considered.

In addition to the changes described above, this amendment corrects certain compensation information on pages 29-32.

Along with the supplemental information you requested, I also am providing a paper courtesy copy of this letter and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A marked to show changes made from the previously filed version.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A to the undersigned at (972) 647-6742.

Respectfully submitted,

/s/ Frederick G. Anderson
Frederick G. Anderson Vice President and General Counsel Texas Industries, Inc.